ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration No. 333-202411

CenturyLink, Inc.

$1,000,000,000 7.5% Senior Notes, Series Y, due 2024

Pricing Term Sheet

Date: March 22, 2016

This pricing term sheet supplements the Preliminary Prospectus Supplement of CenturyLink, Inc., dated March 22, 2016, relating to the securities described below. This pricing term sheet should be read together with, and is qualified in its entirety by reference to, the Preliminary Prospectus Supplement, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	CenturyLink, Inc.
Security:	7.5% Senior Notes, Series Y, due 2024 (the “Notes”)
Principal Amount:	$1,000,000,000
Maturity:	April 1, 2024
Coupon:	7.5%
Issue Price:	100%
Yield to Maturity:	7.5%
Spread to Treasury:	+567 basis points
Benchmark Treasury:	UST 2.5% due May 15, 2024
Interest Payment Dates:	April 1 and October 1, commencing October 1, 2016
Interest Calculation Convention:	30 / 360
Denominations:	$2,000 minimum x $1,000
Optional Redemption:	At any time prior to January 1, 2024 at greater of Par and Make-Whole at discount rate of Treasury plus 50 basis points and, thereafter, at Par, in each case, plus accrued and unpaid interest to the redemption date.
Optional Redemption with Equity Proceeds:	At any time on or prior to April 1, 2019, the Issuer may redeem up to 35% of the principal amount of the Notes at a redemption price equal to 107.5% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of certain equity offerings.
Change of Control Put:	101% plus accrued and unpaid interest, if any
Anticipated Ratings (Moody’s / S&P / Fitch)*	(Ba3 / BB / BB+)
Trade Date:	March 22, 2016
Settlement Date:	T+10; April 6, 2016

CUSIP Number:	156700BA3
ISIN/Common Code:	US156700BA34
Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. Mizuho Securities USA Inc. SunTrust Robinson Humphrey, Inc.
Co-Managers:	Fifth Third Securities, Inc. Mitsubishi UFJ Securities (USA), Inc. Regions Securities LLC U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC (including the preliminary prospectus supplement) for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the complete prospectus if you request it by contacting J.P. Morgan Securities LLC at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling (866) 803-9204.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.